EXHIBIT 12.1

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended September 30, 2011

		Year Ended December 31,

		2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$2,881	$3,430	$3,538	$3,005	$2,563	$2,059

Add:
Interest on indebtedness and amortization of debt expense discount or premium	42	64	88	106	167	167
Portion of rents representative of interest factor	55	73	71	61	52	47
Loss on equity investments	—	—	—	—	—	—
Less:
Gain on equity investments	(5)	(5)	(5)	(4)	(3)	(3)

Income as adjusted	$2,973	$3,562	$3,692	$3,168	$2,779	$2,270

Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$42	$64	$88	$106	$167	$167
Portion of rents representative of interest factor	55	73	71	61	52	47
Capitalized interest	—	4	14	9	6	4

Total fixed charges	$97	$141	$173	$176	$225	$218

Ratio of earnings to fixed charges	$30.6	$25.3	$21.3	$18.0	$12.4	$10.4